Filed by: First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc. (Commission File No.: 001-39320)

The following employee FAQs were made available by First Midwest Bancorp, Inc. on June 1, 2021:

What are the details of this partnership?

On June 1, 2021, First Midwest Bancorp and Old National Bancorp, the holding company for Evansville, Indiana-based Old National Bank, agreed to combine in an all-stock transaction. We anticipate that the transaction will close in late 2021 or early 2022 and that the branch conversion will occur in the first part of 2022.

Upon closing of the transaction, the combined organization will operate under the Old National Bancorp and Old National Bank names, with dual headquarters in Chicago and Evansville, Indiana.

Mike Scudder, Chairman and CEO of First Midwest, will serve as the Executive Chairman and Jim Ryan, Chairman and CEO of Old National, will serve as CEO.

Additional leadership positions for the combined entity include:

•	Mark Sander, President and Chief Operating Officer (First Midwest)
•	Jim Sandgren, CEO of Commercial Banking (Old National)
•	Brendon Falconer, Chief Financial Officer (Old National)
•	Kendra Vanzo, Chief Administrative Officer (Old National)
•	Kevin Geoghegan, Chief Credit Officer (First Midwest)
•	Thomas Prame, CEO of Community (Consumer) Banking (First Midwest)
•	Chady AlAhmar, CEO of Wealth Management (Old National)

The complete executive leadership team is expected to be announced prior to close.

This is a true partnership of equals (sometimes referred to as a “Merger of Equals” or MOE), as reflected by the blended executive leadership team listed above. Old National is of similar size ($24 billion of total assets compared to $21 billion of total assets for First Midwest) and stature (strong performance metrics). By coming together, First Midwest and Old National will create the sixth largest bank headquartered in the Midwest, with roughly $45 billion of total assets.

Who is Old National?

Founded in 1834, Old National Bancorp is the largest bank holding company in Indiana. It has $24 billion of assets, 2,400 employees and serves communities across Indiana, Kentucky, Michigan, Minnesota, and Wisconsin. The foundations of our businesses are very similar – we are both relationship-focused banks with strong commitment to serving our clients and communities.

What is the strategic rationale behind the merger?

The banking landscape is rapidly changing, which is putting a greater emphasis on operational scale. Old National is a highly reputable and culturally similar bank with a similar asset size and partnering with them creates a true win-win – not just for both companies but also for our clients, colleagues, communities and shareholders. More specifically:

•	Shared focus on culture and colleagues: Old National is a well-established and trusted financial institution with strong Midwestern values and deep client and community relationships going back nearly 190 years. The values, principles and actions that shape their approach to banking are strikingly similar to ours and serve as the foundation for supporting clients, communities and colleagues. We are confident that both companies are committed to holding true to these values, as well as to keeping colleagues at the forefront of our joint priorities moving forward.

•	Mutual commitment to communities: Old National has a longstanding history of service and a strong spirit of community. Like us, its colleagues contribute a significant amount of time, expertise and funding to local philanthropic organizations in their footprint. Old National was one of only three U.S. financial institutions to have earned a “World’s Most Ethical Company” honor by the Ethisphere Institute for the 10th consecutive year, a very impressive recognition.

•	Stronger market position from which to grow our business: Our goal is to be in the top-third of our peers in terms of financial performance. We will immediately double our size and have a significant presence across six of the largest Midwestern MSAs:

o	We will increase our total assets from $21 billion to $45 billion.
o	We will more than double our credit and non-credit capital to $5.7 billion, enhancing our ability to serve our clients’ borrowing needs.
o	We will have the 5th largest branch share among banks in the Midwest, with our branch locations increasing from 108 to 270.
o	We will enhance our market-leading position in Wealth, increasing our assets under management from $14 billion to $33 billion.
o	We will more than double our mortgage originations from $1.5 billion to nearly $4 billion.

•	Immediate scale and synergies: This partnership provides a path for growth across all of our businesses. Old National has more than 160 locations across Indiana, Kentucky, Michigan, Minnesota and Wisconsin, and there is minimal service area overlap with our existing footprint. We also have highly complementary businesses, which will enable us to better serve a diverse customer base through expanded products and capabilities. The partnership will also enable us to become a stronger player in the Chicago market by giving us more scale and larger lending capabilities to better compete and serve our clients.

•	Accelerated investments in digital and technology capabilities: Over the past few years, we have executed an ambitious technology plan to support growth, drive efficiency improvements and ultimately deliver a superior client experience. Combining our two organizations will create scale to help us accelerate these efforts and drive future investments in commercial, consumer and wealth management banking services.

Why are we moving to the Old National name?

As the executive teams collaborated on this partnership with a third-party consultant, we determined our combined organization will operate under the Old National Bancorp and Old National Bank names upon closing, with dual headquarters in Chicago and Evansville, Indiana.

This decision was not made lightly, but we believe it will position us well from a brand awareness perspective, given Old National is a well-respected name in 80% of the markets we will serve as a combined company.

What will happen to the First Midwest name and brand?

We will take a thorough and thoughtful approach as we transition from First Midwest to the Old National name. Our intention is to move forward with the Old National name while continuing to honor our legacy and longstanding history of client and community service.

Where is the new HQ?

We will operate with dual headquarters in Chicago and Evansville, Indiana. Here is why we are taking that approach:

•	We believe there is value in having two headquarters to best serve clients across our expanded footprint.

•	There will be significant operations and leadership in both Evansville and Chicago – as well as in other markets throughout our footprint. We are one, interconnected company and every community is important.

•	Our approach to doing business means that where operations, teams or individuals are located is not of great importance. Today, we have executive leaders located throughout our footprint, and that won’t change.

•	There are no plans or expectations for leaders – or any colleagues – to relocate as a result of this combination.

Will there be branch closures?

Our intention with this merger is growth, and there is very minimal overlap in our branch footprint. A project team of representatives from both First Midwest and Old National will be assembled very soon to begin assessing the combined branch footprint. We will communicate any changes directly with stakeholders at the appropriate time.

How will this merger affect my job?

For now, your role and day-to-day activities will remain the same and you should continue to stay focused on your clients. As with any transaction of this size, it will take time to determine the best way for our teams to come together.

How will the two companies integrate? What is the process?

As with any merger, there will be a significant integration process where leaders from both organizations come together and examine both banks’ processes, systems, products and services to create the best version of our combined company moving forward.

Because of the size and scope of this endeavor, our leadership team will be asking numerous colleagues to assist in the conversion and integration process. Thank you in advance if you are asked to participate and agree to be part of this historic merger.

How long will this take? What is the timeline?

We anticipate closing the transaction in late 2021 or early 2022. Over the coming months, leaders from both organizations will examine processes, systems, and services to determine the best approach for our combined organization. We are committed to keeping you informed of our integration efforts and important milestones through all of our communication channels, including all-colleague townhall calls, newsletters and portal on Colleague Central.

When will we know who is leading each business area?

In the June 1 announcement, we identified certain senior leadership roles. We are working to finalize decisions on the remainder of our senior leadership positions and expect the complete leadership team to be announced prior to close.

Will our reporting structures change?

We are focused on identifying the leadership team that best supports the future needs of our combined organization. We will share that information with you as soon as organizational and leadership changes are determined. We expect decisions will be made in a cascading fashion starting at the senior-most levels and moving through all management levels of the organization.

Will there be position eliminations?

With a combination of this size, we anticipate there will be synergies in both organizations, and it is inevitable that there will be some job impacts. However, we are committed to handling these situations with the utmost fairness and respect for impacted colleagues and to supporting these colleagues as they pursue their next role either inside or outside of the organization.

Will this impact my performance evaluation, merit increase, bonus?

There are no planned changes to performance evaluation, merit increase or bonus prior to close. If there are future changes as we integrate the two organizations, these will be communicated in advance of when those changes are effective.

Will my benefits change? When?

There are no planned changes to benefits prior to close. If there are future changes as we integrate the two organizations, these will be communicated in advance of when those changes are effective. Our commitment to offering market-competitive benefits has not changed, and we are confident that any changes made as we integrate our programs will result in a comprehensive benefits package that allows us to continue attracting and retaining highly talented colleagues.

What will happen to my FMBI stock?

Shares of FMBI will be converted to shares of the new company as part of the merger process such that the overall value of your shares are unchanged. Equity awards, such as restricted stock, will also be converted to shares of the new company and service vesting restrictions will be maintained such that your shares vest under the original schedule.

Can I apply for a different position within the company or at Old National?

Until close, we remain two separate, independent companies. This means that colleagues will continue to follow their current company’s process for considering new positions and transferring roles. After closing, we will share guidance for colleagues interested in new opportunities within the combined organization.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10-K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of first midwest and old national and their respective affiliates are urged to read, when available, the registration statement on form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form s-4 and any other relevant documents filed or to be filed with the sec in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about First Midwest, Old National and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.